FOR IMMEDIATE RELEASE

                      SUEZ LYONNAISE DES EAUX RECEIVES U.S.
                       FEDERAL TRADE COMMISSION CLEARANCE

     PARIS,  FRANCE - October 25, 1999 - Suez  Lyonnaise des Eaux (Paris Bourse:
LY), a world leader in private infrastructure services, today announced that it has received clearance from the U.S. Federal Trade Commission regarding the acquisition of Nalco Chemical Company (NYSE: NLC). Suez Lyonnaise has now obtained all of the necessary regulatory approvals to proceed with its acquisition of Nalco.

     On June 28, 1999, Suez Lyonnaise announced a definitive agreement to acquire Nalco in an all-cash transaction of approximately $4.1 billion, or $53 per share. As of September 28, 1999, approximately 45.6 million shares of Nalco common stock had been tendered in connection with the offer. As already publicised, the offer will close November 8, 1999.

     Upon completion of the acquisition, Suez Lyonnaise will combine Calgon and Aquazur into Nalco to create a worldwide leader in water treatment services and process chemicals. Suez Lyonnaise des Eaux, worldwide water treatment operating center will be headquartered in Naperville, Illinois under the direction of Ted Mooney, Chairman and CEO of Nalco, who reports to Christian Maurin, Suez Lyonnaise des Eaux's head of water treatment activities and Chairman and CEO of Degremont.

     Commenting on the Nalco acquisition, Gerard Mestrallet, Suez Lyonnaise des Eaux' Chief Executive Officer and President of the Executive Board said, "The acquisition of Nalco Chemical Company represents an important strategic step in providing our customers around the world with integrated services in the water, energy and waste sectors. We can now begin combining the best from all of our global water assets to form the largest and most comprehensive water treatment and process chemicals company in the world."

     Upon completion of the transaction, Nalco will be the unparalleled world leader in water treatment services and process chemicals with annual sales of $2.6 billion, serving more than 60,000 customers in 120 countries. In addition, Nalco's more than 4500 on-site technical experts will offer customers in industry, government and institutions water and energy management services through a newly formed outsourcing capability.

     Mr. Mestrallet continued, "Our vision going forward is that our customers will be offered a broad range of products and services-from water treatment to solid waste management to energy and fuel management. This will enable us to address an emerging trend where industry facilities are outsourcing all but their core businesses. Nalco's revolutionary new outsourcing initiative will immediately be rapidly and aggressively expanded."

     Christian Maurin will lead the integration of Nalco, Calgon and Aquazur to form one operating structure. A steering committee, chaired by Ted Mooney, Chairman and CEO of Nalco, and six integration teams comprised of managers from the three companies have been formed. These integration teams will have the responsibility to unify and attain synergies among the three companies in the areas of sales, customer support, operations support, finance, human resources, and outsourcing. Much of the synergy to be obtained from this transaction will come from product consolidation and product simplification among the three companies.

     "We expect to announce any changes in personnel with respect to the integration of the three companies within the next 60 days and complete the integration process within the next year. We are confident that the integration of Nalco, Calgon and Aquazur will present customers with a water treatment and process chemicals company that can handle any and all of their local and global needs far into the future," said Mooney.

     The global headquarters for Nalco will be in Naperville; European headquarters will be in Leiden, the Netherlands; Pacific operations will be based in Singapore; and Sao Paulo, Brazil, will be the headquarters for Latin America.

     After the combination with Calgon and Aquazur, Nalco Chemical Company will be the worldwide leader in water treatment and process chemicals with annual revenues of $2.6 billion. Nalco's 4500 technical service representatives will work with their more than 60,000 customers in 120 countries to offer them an integrated approach to their outsourcing needs. Nalco's mission is to serve industries where water, energy and efficiency are of primary importance. These industries include electronics, food and beverage processing, aerospace, medium and light manufacturing, paper, chemicals, petroleum, steel, power generation, metalworking, refining, health care and education.

     With annual revenues of $32.5 billion, Suez Lyonnaise des Eaux is a world leader in private infrastructure services, with operations in more than 120 countries. The Company is a market leader in the water sector supplying drinking water to 77 million people and providing wastewater services to 52 million people. The Group's three international core business sectors are: energy, water, and waste services.

For more news about Nalco, visit the website:  www.nalco.com

     Media Inquiries    Denis Boulet
                        Tel:  +33 1 40 06 6530
Analysts, Inquiries:    Patrick Ayoub
                        Tel:  +33 1 40 06 6635
                        For Belgium:
                        Guy Dellicour
                        Tel:  +00 32 2 507 0277
           Web site:    www.suez-lyonnaise-eaux.fr or
                        www.suez-lyonnaise-eaux.com
 Investor Relations:    Betsy Brod
                        Media:  Brian Maddox
                        Morgen-Walke Associates, Inc.
                        212/850-5600
             Ticker:    Bloomberg:      LY FP
                        Reuters:        LYOE.PA
                        Dow Jones:      S.SLX